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                                                                    EXHIBIT 99.3
NEWS RELEASE

For further information contact:

Kerry J. Chauvin                                         Joseph "Duke" Gallagher
Chief Executive Officer                                  Chief Financial Officer
(504) 872-2100                                                    (504) 872-2100
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FOR IMMEDIATE RELEASE
THURSDAY, APRIL 30, 1998


                         GULF ISLAND FABRICATION, INC.
                        REPORTS FIRST QUARTER EARNINGS


     Houma, LA Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported pro forma net income of $4.2 million ($.36 diluted EPS) on revenue of $46.9 million for its first quarter ended March 31, 1998, compared to pro forma net income of $2.2 million ($.29 diluted EPS) on revenue of $30.2 million for the first quarter ended March 31, 1997. Pro forma net income gives effect to federal and state income taxes as if the Company had been a C Corporation for tax purposes during both the periods presented. At March 31, 1998, the Company had a revenue backlog of $105.5 million and a labor backlog of 1.7 million manhours remaining to be worked.

     On October 6, 1997 the Company's Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend that was distributed on October 28, 1997 to shareholders of record on October 21, 1997. All share and per share data for both periods presented have been stated to reflect the stock split.

     Gulf Island Fabrication, Inc., based in Houma, Louisiana, is a leading fabricator of offshore drilling and production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. The Company also offers offshore interconnect pipe hook-up, inshore marine construction, and steel warehousing and sales. With the acquisition of Southport, Inc., effective January 1, 1998, the Company can provide the fabrication of living quarters for offshore platforms for the oil and gas industry.